Fathom Digital Manufacturing Reports Fourth Quarter

and Full Year 2022 Preliminary Unaudited Financial Results

Fourth Quarter 2022 Highlights

•
Revenue totaled $38.4 million
•
Total orders were $36.8 million
•
Net loss totaled $(114.9) million, which included a non-cash goodwill impairment charge of $123.0 million
•
Adjusted net income1 was $1.7 million
•
Adjusted EBITDA1 totaled $3.0 million, representing an Adjusted EBITDA margin1 of 7.9%

Full Year 2022 Highlights

•
Revenue increased 5.9% to $161.1 million
•
Total orders were $160.6 million
•
Net loss totaled $(1,109.2) million, which included a non-cash goodwill impairment charge of $1,189.5 million
•
Adjusted net loss1 totaled $(0.9) million
•
Adjusted EBITDA1 was $24.9 million, representing an Adjusted EBITDA margin1 of 15.5%

HARTLAND, Wis., March 31, 2023 -- Fathom Digital Manufacturing Corp. (NYSE: FATH), an industry leader in on-demand digital manufacturing services, today announced preliminary unaudited financial results for the fourth quarter and full year ended December 31, 2022.

	Three Months Ended		Twelve Months Ended
($ in thousands)	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Revenue	$38,402	$44,309	$161,141	$152,196
Net income (loss)	$(114,876)	$25,054	$(1,109,171)	$16,996
Adjusted net income (loss)[1]	$1,685	$(2,900)	$(859)	$(1,604)
Adjusted EBITDA[1]	$3,025	$10,531	$24,925	$34,351
Adjusted EBITDA margin[1]	7.9%	23.8%	15.5%	22.6%

1 See “Non-GAAP Financial Information.” Reconciliations of non-GAAP financial measures are included in the appendix.

“Our fourth quarter results were below our expectations and primarily reflect ongoing softness in the macro environment along with the continued ramp up of our new commercial activities,” said Ryan Martin, Fathom Chief Executive Officer. “In response, we have both accelerated and augmented our plan to drive greater efficiencies in the business and currently expect to generate approximately $19.5 million in annualized cost savings upon completion of our plan in Q2 2023. We also appointed a new Vice President of Sales with a proven track record in enterprise sales and strategic growth management as we remain focused on strengthening our go-to-market strategies. We are confident our new sales leadership and efficiency measures will support our efforts to increase the scalability of our broad on-demand platform and deliver profitable, long-term growth.”

Summary of Financial Results (preliminary unaudited)

Revenue for the fourth quarter of 2022 was $38.4 million compared to $44.3 million in the fourth quarter of 2021, a decrease of 13.3% primarily due to lower production volumes. For the year ended December 31, 2022, revenue increased 5.9% to $161.1 million from $152.2 million for the same period in 2021 with higher sales driven by acquisition-related activity and growth within Fathom’s strategic accounts.

Gross profit for the fourth quarter of 2022 totaled $10.0 million, or 26.0% of revenue, compared to $17.4 million, or 39.2% of revenue, in the fourth quarter of 2021. Gross profit for the year ended December 31, 2022 was $52.5 million, or 32.6% of revenue, which includes approximately $3.2 million in non-cash purchase accounting adjustments, compared to $59.2 million, or 38.9% of revenue, for the same period in 2021. Excluding the $3.2 million in non-cash purchase accounting adjustments, gross profit for the year ended December 31, 2022 was $55.8 million, or 34.6% of revenue.

Net loss for the fourth quarter of 2022 was $(114.9) million compared to net income of $25.1 million in the fourth quarter of 2021. Net loss for the fourth quarter of 2022 included a non-cash goodwill impairment charge of $123.0 million. The impairment charge has no impact on the company’s cash position, liquidity, or covenant tests under its credit agreement.

Excluding goodwill impairment as well as the revaluation of Fathom warrants and earnout shares, stock compensation expense, and other costs, Fathom reported adjusted net income in the fourth quarter of 2022 totaling $1.7 million compared to an adjusted net loss of $(2.9) million for the same period in 2021.

Net loss for the year ended December 31, 2022 was $(1,109.2) million, which included a non-cash goodwill impairment charge of $1,189.5 million. This compares to net income of $17.0 million for the same period in 2021. For the year ended December 31, 2022, Fathom reported an adjusted net loss of $(0.9) million compared to an adjusted net loss of $(1.6) million for the same period in 2021.

Adjusted EBITDA for the fourth quarter of 2022 totaled $3.0 million versus $10.5 million for the same period in 2021 primarily due to lower production volumes and related excess labor as well as the incurrence of public company expenses totaling approximately $1.8 million. The Adjusted EBITDA margin in the quarter was 7.9% compared to 23.8% in the fourth quarter of 2021.

For the year ended December 31, 2022, Adjusted EBITDA totaled $24.9 million versus $34.4 million for the same period in 2021 primarily due to recurring public company expenses totaling approximately $7.0 million. The Adjusted EBITDA margin for the year ended December 31, 2022 was 15.5% compared to 22.6% for the same period in 2021.

Conference Call

Fathom will host a conference call on Friday, March 31, 2023 at 8:30 am Eastern Time to discuss the results for the fourth quarter and full year 2022 and provide the company’s outlook for the first quarter 2023. The dial-in number for callers in the U.S. is +1-844-200-6205 and the dial-in number for international callers is +1-929-526-1599. The access code for all callers is 105276. The conference call will be broadcast live over the Internet and include a slide presentation. To access the webcast and supporting materials, please visit the investor relations section of Fathom’s website at https://investors.fathommfg.com.

A replay of the conference call can be accessed through April 7, 2023, by dialing +1-866-813-9403 (US) or +1-226-828-7578 (international), and then entering the access code 997940. The webcast will also be archived on Fathom’s website.

About Fathom Digital Manufacturing

Fathom is one of the largest on-demand digital manufacturing platforms in North America, serving the comprehensive product development and low- to mid-volume manufacturing needs of some of the largest and most innovative companies in the world. With more than 25 quick turn manufacturing processes combined with an extensive national footprint, Fathom seamlessly blends in-house capabilities across plastic and metal additive technologies, CNC machining, injection molding and tooling, sheet metal fabrication, design and engineering, and more. Fathom has more than 35 years of industry experience and is at the forefront of the Industry 4.0 digital manufacturing revolution, serving clients in the technology, defense, aerospace, medical, automotive, IOT sectors, and others. Fathom's certifications include: ITAR Registered, ISO 9001:2015 Design Certified, ISO 9001:2015, ISO 13485:2016, AS9100:2016, and NIST 800-171. To learn more, visit https://fathommfg.com/.

Forward-Looking Statements
Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Fathom Digital Manufacturing Corporation (“Fathom”) that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to recognize the anticipated benefits of our business combination with Altimar Acquisition Corp. II; changes in general economic conditions, including as a result of the COVID-19 pandemic; the implementation of our optimization plan could result in greater costs and fewer benefits than we anticipate; the outcome of litigation related to or arising out of the business combination, or any adverse developments therein or delays or costs resulting therefrom; the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; costs related to the business combination and additional factors discussed in Fathom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2022 as well as Fathom’s other filings with the SEC. If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that Fathom does not presently know or that Fathom currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Fathom’s expectations, plans or forecasts of future events and views as of the date of this press release. These forward-looking statements should not be relied upon as representing Fathom’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Fathom undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, including with respect to the financial guidance for the first quarter 2023 contained herein, whether as a result of future developments, subsequent events or circumstances or otherwise, except as required by law.

Non-GAAP Financial Information
This press release includes Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin, which are non-GAAP financial measures that we use to supplement our results presented in accordance with U.S. GAAP. We believe Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin are useful in evaluating our operating performance, as they are similar to measures reported by our public competitors and regularly used by security analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Adjusted Net Income, Adjusted EBITDA and Adjusted EBITDA margin are not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

We define and calculate Adjusted Net Income as net income (loss) before the impact of any change in the estimated fair value of the company’s warrants or earnout shares, reorganization expenses, goodwill impairment, stock-based compensation, and certain other non-cash and non-core items, as described in the reconciliation included in the appendix to this press release. We define and calculate Adjusted EBITDA as net income (loss) before the impact of interest income or expense, income tax expense and depreciation and amortization, and further adjusted for the following items: change in the estimated fair value of the company’s warrants or earnout shares, reorganization expenses, goodwill impairment, stock-based compensation, and certain other non-cash and non-core items, as described in the reconciliation included in the appendix to this press release. Adjusted EBITDA excludes certain expenses that are required in accordance with U.S. GAAP because they are non-recurring (for example, in the case of reorganization expenses), non-cash (for example, in the case of depreciation, amortization, goodwill impairment, and stock-based compensation) or are not related to our underlying business performance (for example, in the case of interest income and expense). Adjusted EBITDA margin represents Adjusted EBITDA divided by total revenue. We include these non-GAAP financial measures because they are used by management to evaluate Fathom’s core operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments.

Information reconciling forward-looking Adjusted EBITDA to GAAP financial measures is unavailable to Fathom without unreasonable effort. The company is not able to provide reconciliations of forward-looking Adjusted EBITDA to GAAP financial measures because certain items required for such reconciliations are outside of Fathom's control and/or cannot be reasonably predicted, such as the provision for income taxes. Preparation of such reconciliations would require a forward-looking balance sheet, statement of income and statement of cash flow, prepared in accordance with GAAP, and such forward-looking financial statements are unavailable to Fathom without unreasonable effort. Fathom provides a range for its Adjusted EBITDA forecast that it believes will be achieved, however it cannot accurately predict all the components of the Adjusted EBITDA calculation. Fathom provides an Adjusted EBITDA forecast because it believes that Adjusted EBITDA, when viewed with the company's results under GAAP, provides useful information for the reasons noted above. However, Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP and, accordingly, should not be considered as an alternative to net income or cash flow from operating activities as an indicator of operating performance or liquidity.

Financial Disclosure Disclaimer

Fathom has not yet completed its reporting process for the three and twelve months ended December 31, 2022. The company expects to submit a notification of late filing on Form 12b-25 with the SEC on March 31, 2023. The preliminary unaudited results presented herein are based on Fathom’s reasonable estimates and the information available at this time. The amounts reported herein are subject to various adjustments that are still under review and relate specifically to potential changes in the provision for income taxes. Such adjustments may be material and could impact the results reported herein.

Contact:

Michael Cimini

Director, Investor Relations

Fathom Digital Manufacturing

(262) 563-5575

michael.cimini@fathommfg.com

Consolidated Balance Sheets (preliminary unaudited)

($ in thousands)	Period Ended
	December 31, 2022	December 31, 2021
Assets
Current assets
Cash	$ 10,713	$ 20,357
Accounts receivable, net	28,641	25,367
Inventory	15,718	13,165
Prepaid expenses and other current assets	3,588	1,836
Total current assets	58,660	60,725
Property and equipment, net	47,703	44,527
ROU Lease Assets - operating	10,312	-
ROU Lease Assets - financing	2,253
Intangible assets, net	251,412	269,622
Goodwill	-	1,189,464
Other non-current assets	175	2,036
Total assets	$ 370,515	$ 1,566,374
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	7,982	9,409
Accrued expenses	8,176	5,957
Current operating lease liability	2,174	-
Current finance lease liability	200	-
Other current liabilities	4,128	2,748
Contingent consideration	700	29,697
Current portion of debt	42,744	2,058
Total current liabilities	66,104	49,869
Long-term debt, net	114,327	120,491
Fathom earnout shares liability	5,960	64,300
Sponsor earnout shares liability	930	9,380
Warrant liability	2,780	33,900
Payable to related parties pursuant to the tax receivable agreement (includes $5,200 and $4,600 at fair value, respectively)	25,360	4,600
Long-term contingent consideration	-	850
Noncurrent operating lease liability	8,958	-
Noncurrent finance lease liability	2,125
Deferred tax liability	-	17,570

Other noncurrent liabilities	-	4,655
Total liabilities	226,544	305,615
Commitments and Contingencies:
Redeemable non-controlling interest in Fathom OpCo	101,911	841,982
Shareholders' Equity:
Class A common stock, $0.0001 par value; 300,000,000 shares authorized; issued and outstanding 65,808,764 and 50,785,656 shares as of December 31, 2022 and December 31, 2021, respectively	7	5
Class B common stock, $0.0001 par value; 180,000,000 shares authorized; issued and outstanding 70,153,051 and 84,294,971 shares as of December 31, 2022 and December 31, 2021, respectively	7	8
Additional paid-in-capital	577,599	466,345
Accumulated other comprehensive loss	(107)	-
Accumulated deficit	(535,446)	(47,581)
Shareholders’ equity attributable to Fathom Digital Manufacturing Corporation	42,060	418,777
Total Liabilities, Shareholders’ Equity, and Redeemable Non-Controlling Interest	$ 370,515	$ 1,566,374

Consolidated Statements of Comprehensive Income (Loss) (preliminary unaudited)

	Three Months Ended	Twelve Months Ended
($ in thousands)	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021

Revenue	$ 38,402	$ 44,309	$ 161,141	$ 152,196
Cost of revenue	28,417	26,923	108,623	93,003
Gross profit	9,985	17,386	52,518	59,193
Operating expenses
Selling, general, and administrative	11,528	13,529	49,869	40,640
Depreciation and amortization	4,584	3,418	18,179	10,773
Restructuring	926	-	1,897	-
Goodwill Impairment	122,954	-	1,189,518	-
Total operating expenses	139,992	16,947	1,259,463	51,413
Operating (loss) income	(130,007)	439	(1,206,945)	7,780
Interest expense and other (income) expense
Interest expense	3,355	4,514	9,015	13,314
Other expense	50	12,308	350	21,315
Other income	(10,389)	(37,419)	(99,160)	(40,634)
Total interest expense and other (income) expense, net	(6,984)	(20,597)	(89,795)	(6,005)
Net income (loss) before income tax	(123,023)	21,036	(1,117,150)	13,785
Income tax (benefit) expense	(8,147)	(4,018)	(7,979)	(3,211)
Net income (loss)	(114,876)	25,054	(1,109,171)	16,996

Q4 2022 Revenue by Product Line (preliminary unaudited)

	Reported Three Months Ended
($ in thousands)	12/31/2022	Percentage	12/31/2021	Percentage	% Change
Revenue By Product Line
Additive manufacturing	$3,204	8.3%	$4,514	10.2%	-29.0%
Injection molding	$5,318	13.8%	$9,032	20.4%	-41.1%
CNC machining	$14,947	38.9%	$14,196	32.0%	5.3%
Precision sheet metal	$12,154	31.6%	$13,855	31.3%	-12.3%
Other revenue	$2,779	7.2%	$2,712	6.1%	2.5%
Total	$38,402	100.0%	$44,309	100.0%	-13.3%

Full Year 2022 Revenue by Product Line (preliminary unaudited)

	Reported Twelve Months Ended
($ in thousands)	12/31/2022	Percentage	12/31/2021	Percentage	% Change
Revenue By Product Line
Additive manufacturing	$14,917	9.3%	$17,830	11.7%	-16.3%
Injection molding	$25,210	15.6%	$28,892	19.0%	-12.7%
CNC machining	$58,388	36.2%	$43,149	28.4%	35.3%
Precision sheet metal	$55,307	34.3%	$53,445	35.1%	3.5%
Other revenue	$7,319	4.5%	$8,880	5.8%	-17.6%
Total	$161,141	100.0%	$152,196	100.0%	5.9%

Reconciliation of GAAP Net Income (Loss) to Adjusted Net Income (Loss) (preliminary unaudited)

1 Represents expenses incurred related to business acquisitions; 2 Represents legal, consulting, and auditing costs associated with the business combination completed on December 23, 2021; 3 Represents the impacts from the change in fair value related to the earnout shares liability, the warrant liability and the tax receivable agreement associated with the business combination; 4 Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, charges for the increase of fair value of inventory related to acquisitions, and management fees paid to our principal owner during the predecessor period.

	Three Months Ended		Twelve Months Ended
($ in thousands)	12/31/2022	12/31/2021	12/31/2022	12/31/2022
Net income (loss)	$(114,876)	$25,054	$(1,109,171)	$16,996
Acquisition expenses(1)	-	-	-	4,045
Transaction costs(2)	-	12,515	-	12,515
Stock compensation	1,699	-	7,386	-

Inventory step-up amortization	-	-	3,241	-
Goodwill impairment	122,954	-	1,189,518	-
Restructuring	901	-	1,897	-
Change in fair value of warrant liability(3)	(3,120)	(8,200)	(31,120)	(8,200)
Change in fair value of earnout shares liabilities(3)	(6,810)	(27,260)	(66,790)	(27,260)
Change in fair value of tax receivable agreement (TRA) liability (3)	(400)	300	(600)	300
Integration, non-recurring, non-operating, cash, and non-cash costs(4)	1,337	(5,309)	4,780	-
Adjusted net income (loss)	$1,685	$(2,900)	$(859)	$(1,604)

Reconciliation of GAAP Net Income (Loss) to Adjusted EBITDA (preliminary unaudited)

	Three Months Ended		Twelve Months Ended
($ in thousands)	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Net income (loss)	$(114,876)	$25,054	$(1,109,171)	$16,996
Depreciation and amortization	6,357	4,612	24,896	16,618
Interest expense, net	3,277	4,514	9,015	13,314
Income tax expense (benefit)	(8,146)	(4,018)	(7,979)	(3,211)
Acquisition expenses(1)	-	-	-	4,045
Transaction costs(2)	-	12,515	-	12,515
Stock compensation	1,699	-	7,386	-
Inventory step-up amortization	-	-	3,241	-
Goodwill impairment	122,954	-	1,189,518	-
Restructuring	901	-	1,897	-
Change in fair value of warrant liability(3)	(3,120)	(8,200)	(31,120)	(8,200)
Change in fair value of earnout shares liability(3)	(6,810)	(27,260)	(66,790)	(27,260)
Change in fair value of tax receivable agreement (TRA) liability(3)	(400)	300	(600)	300
Loss on extinguishment of debt(4)	-	-	-	2,031
Contingent consideration(5)	(148)	(2,430)	(148)	(3,550)
Integration, non-recurring, non-operating, cash, and non-cash costs(6)	1,337	5,444	4,780	10,753
Adjusted EBITDA	$3,025	$10,531	$24,925	$34,351

1 Represents expenses incurred related to business acquisitions; 2 Represents legal, consulting, and auditing costs associated with the business combination completed on December 23, 2021; 3 Represents the impacts from the change in fair value related to the earnout shares liability, the warrant liability and the tax receivable agreement associated with the business combination; 4 Represents amounts paid to refinance debt in April of 2021; 5 Represents the change in fair value of contingent consideration payable to former owners of acquired businesses; 6 Represents adjustments for other integration, non-recurring, non-operating, cash, and non-cash costs related primarily to integration costs for new acquisitions, severance, charges for the increase of fair value of inventory related to acquisitions, and management fees paid to our principal owner during the predecessor period.